New Found Gold Reports Q3 2026 Preliminary Production Results:

Becoming Canada's Newest Gold Producer

Unless otherwise stated, all dollar amounts in this news release are expressed in Canadian dollars.

VANCOUVER, Canada - October 15, 2026 - New Found Gold Corp. (TSX and NYSE-A: NFGC) ("New Found Gold" or the "Company") is pleased to report its operational results for the three and nine months ended September 30, 2026 following the achievement of commercial production at the Company's 100% owned Hammerdown Gold Mine ("Hammerdown" or the "Mine") on August 19, 20261.

Preliminary Third Quarter 2026 Production Highlights:

  Gold production: 4,863 ounces
  Gold sold: 6,035 ounces
  Average Realized Gold Price: US$4,310 ($6,033)
  Average Gold Recovery: 85%

"Today we have reached another milestone for New Found Gold, announcing the first quarterly operational results from Canada's newest gold producer. In the third quarter of 2026, Hammerdown recorded gold production of 4,863 ounces, reflecting strong operational performance through the final stages of our ramp up into the first full month of commercial production. Building on the performance delivered to date, we anticipate a strong finish to the year at Hammerdown and to carry that momentum into 2027," stated Keith Boyle, CEO of New Found Gold. "Hammerdown and the Pine Cove Mill are performing well, exceeding several key production targets and resulting in steady-state production.

"More importantly for investors, in under a year, New Found Gold has built a successful operations team in central Newfoundland. We will now use the knowledge and experience gained from bringing Hammerdown into production and focus on advancing our fully funded flagship Queensway Gold Project to production."

Table 1. Preliminary Third Quarter 2026 Operational Results.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Mining Activities
Ore Tonnes Mined (kt)	97	-	235	-
Waste Tonnes Mined (kt)	1,054	-	2,614	-
Total Tonnes Mined (kt)	1,293	-	3,209	-
Strip Ratio (Waste/Ore)	12.40	-	12.63	-
Processing Activities
Total Tonnes Processed (kt)	66	-	189	-
Avg. Gold Recovery (%)	85	-	84	-
Avg. Gold Grade Processed (g/t Au)	2.76	-	2.15	-
Gold Produced (oz)	4,863	-	10,670	-
Gold Sold (oz)	6,035	-	10,879	-
Avg. Realized Gold Price ($/oz sold)	6,033	-	6,157	-
Avg. Realized Gold Price (US$/oz sold)	4,310	-	4,445	-

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1 See the New Found Gold press release dated September 16, 2026.

Operational Review

As previously announced, the Company's 100% owned Hammerdown Gold Mine ("Hammerdown") achieved commercial production on August 19, 2026.

The third quarter of 2026 delivered strong operational performance, with Hammerdown and the Pine Cove Mill ("Pine Cove" or the "Mill") meeting or exceeding key production targets as mining reached steady-state production.

Based on work completed year-to-date, the operations are positioned for a strong Q4/26.

Financial Position

The Company has a strong financial position as at September 30, 2026, with:

  Cash and cash equivalents of approximately $167 million ($194 million as at June 30, 2026), and
  Debt of $70 million ($70 million as at June 30, 2026); with a further $35 million debt facility available until May 15, 2027, subject to the satisfaction of certain conditions precedent (see New Found Gold press releases dated April 20, 2026 and May 19, 2026).

Next Steps

The construction of a permanent on-site crusher and sorter is progressing with anticipated substantial completion in Q4/26 followed by commissioning and ramp up in Q1/27. Once operational, this equipment is expected to reduce crushing costs and allow for delivery of higher-grade material to the Mill.

Diamond drilling of the inferred mineral resource below the current stage one pit at Hammerdown is being completed in preparation for an updated mineral resource estimate in 2027. Grade control drilling is ongoing in the Hammerdown open pit and is currently being modelled for use in refining grade control practices.

As previously announced, the Company plans to convert and expand Pine Cove from the current 700 tpd flotation-leach-Merrill-Crowe circuit to a 1,400 tpd gravity-carbon-in-leach ("Gravity-CIL") circuit, with the permit amendment to convert the circuit to Gravity-CIL received and the permit to expand to 1,400 tpd to be applied for in due course (see New Found Gold press release dated July 6, 2026). The circuit conversion is progressing on schedule and on budget with an anticipated completion in Q4/27.

With commercial production declared at Hammerdown, the Company anticipates a life of mine run rate of 20,000 to 25,000 oz Au produced per year at an AISC2 of approximately US$2,500/oz Au. The Company plans to provide annual guidance for Hammerdown in due course.

Third Quarter 2026 Results Conference Call and Webcast

The Company expects to release its third quarter 2026 financial and operating results after market close on Wednesday, November 11, 2026. Senior management will host a conference call and webcast on Thursday, November 12, 2026, at 9:00 am (ET) to discuss results. Participants may join using the following details:

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2 AISC = all in sustaining costs; AISC is a Non-IFRS measure; AISC is calculated as the sum of doré transportation, treatment and refining charges, royalties, onsite operating costs, and sustaining capital costs, divided by the quantity of ounces sold. See under Non-IFRS Financial Measures for additional information.

  Conference ID: 6267443
  Toll-Free (North America): (800) 715-9871
  International and Toronto: (647) 932-3411
  Webcast Link: https://www.gowebcasting.com/15191

Following the conference call the audio recording will be accessible through the New Found Gold website.

Non-IFRS Financial Measures

The document contains a reference to average realized gold price per ounce of gold sold, which is a non-IFRS performance measure, does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use non-IFRS performance measures to evaluate the Company's performance. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Keith Boyle, P.Eng., CEO, and a Qualified Person as defined under National Instrument 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold

New Found Gold is a new Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in its flagship asset, the Queensway Gold Project ("Queensway"), as well as Hammerdown. With commercial production declared at Hammerdown, the Company remains focused on advancing the fully funded Phase 1 of its flagship Queensway to production.

The Company's portfolio is further strengthened by its district-scale land package at Queensway, covering more than 110 km of strike length across two highly prospective faults zones, and a strong shareholder base, including renowned mining investor and cornerstone shareholder, Eric Sprott.

On August 26, 2026, the Company's shares began trading on the Toronto Stock Exchange under the symbol "NFGC", to align with its stock symbol on the NYSE American LLC.

Contact

For further information on New Found Gold contact us through our investor inquiry form on our website or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Forward-Looking Information

This news release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including statements regarding the anticipated strong finish to the year at Hammerdown and the continued momentum into 2027; the taking of Queensway Gold Project to production; the availability of additional debt funds until May 15, 2027, subject to the satisfaction of certain conditions precedent; the strong positioning of operations at Hammerdown and Pine Cove for Q4/26; the expected substantial completion of the construction of the crusher and sorter in Q4/26, followed by commissioning and ramp up in Q1/27, and the anticipated reduction in crushing costs and delivery of higher-grade material once those facilities become operational; the preparation for an updated mineral resource estimate at Hammerdown in 2027; the planned conversion and expansion of Pine Cove with an anticipated completion in Q4/27 and plans for application for the permit to expand to 1,400 tpd; the anticipated life of mine run rate of 20,000 to 25,000 oz Au produced per year at an AISC of approximately US$2,500/oz Au; the planned annual guidance for Hammerdown; the expected release of the Company's third quarter 2026 financial and operating results, and the hosting of a conference call and webcast to discuss the results; and the Company's focus on advancing the Phase 1 of Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "encouraging", "pending", "potential", "goal", "objective", "opportunity", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.